                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER

                          Lions Gate Investment Limited
             ------------------------------------------------------
             (exact name of registrant as specified in its charter)

                                     0-32523
                             ----------------------
                             Commission File Number

          Nevada                                             98-0222710
          ------                                             ----------
 (State of Incorporation)                          (IRS Employer Identification
                                                               Number)

               1200 MacArthur Boulevard, Mahwah, New Jersey 07430
          ------------------------------------------------------------
          (Address of principal executive offices, including zip code)


                                  201-760-6464
                                  ------------
              (Registrant's telephone number, including area code)


                     P.O. Box 86020 - 2106 33rd Avenue, S.W.
                         Calgary, Alberta T2T 1Z0 Canada
                         -------------------------------
                          (Registrant's former address)


           Notice of Change in the Majority of the Board of Directors

                                December 9, 2003

                          LIONS GATE INVESTMENT LIMITED
                              A NEVADA CORPORATION

                              INFORMATION STATEMENT
  PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                                       AND
                  SECURITIES AND EXCHANGE COMMISSION RULE 14F-1


           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

                    Date of this Statement: December 9, 2003



         This Information Statement is being furnished to all holders of record at the close of business on December 9, 2003, of the common stock, par value $0.0001 per share, of Lions Gate Investment Limited, a Nevada corporation ("Lions Gate" or the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 under that Act, in order to effect a change in majority control of Lions Gate's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about December 12, 2003.

         NO VOTE OR OTHER ACTION BY ANY STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.


                                  INTRODUCTION

         Lions Gate has recently completed a transaction that will ultimately result in the replacement of the majority of its board of directors. The following is a brief summary of this transaction. Please see "Change in Control of Lions Gate" for a more complete description of the transaction.

         On December 9, 2003, Lions Gate completed a reverse merger transaction, in which Lions Gate caused DOBI Acquisition Corp., a Delaware corporation and newly-created wholly-owned subsidiary of Lions Gate, to be merged with and into DOBI Medical Systems, Inc., a Delaware corporation ("DOBI Medical"), with DOBI Medical surviving as the wholly-owned subsidiary of Lions Gate. The merger was completed under Delaware law and pursuant to an Agreement of Merger and Plan of Reorganization dated December 8, 2003 (the "Merger Agreement"). Lions Gate will, with the proceeds of the private placement (described below) continue the business of DOBI Medical as its sole line of business. Following the merger, Lions Gate received written consents from the holders of a majority of its outstanding shares of common stock approving the reincorporation of the Company in the state of Delaware under the name "DOBI Medical International, Inc."

         Pursuant to the Merger Agreement, at the closing of the merger, the membership of the board of directors of Lions Gate was increased from two to four directors, and Phillip C. Thomas and David H. Clarke were appointed to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified in the vacancies created by the increase. Phillip
C. Thomas was also appointed to the position of President and Chief Executive Officer of Lions Gate. After the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Lions Gate stockholders, the number of persons comprising the board of directors will be increased to six, and Brad Baker, William Li, M.D., Robert M. Machinist and Webb W. Turner will be appointed to serve as directors of Lions Gate until the next annual meeting of stockholders, with Mr. Machinist serving as Chairman of the Board. In connection with the appointment of these four directors, Keith A. Ebert and N. Desmond Smith, the members of the board of directors of Lions Gate prior to the merger, will resign as directors of Lions Gate. Messrs. Ebert and Smith resigned as executive officers of Lions Gate at the closing of the merger.

         Concurrently with the merger, Lions Gate completed the first tranche of a private placement, resulting in the issuance of 5,500,000 shares of Lions Gate common stock at a price per share of $1.00, and detachable warrants to purchase 2,750,000 shares of Lions Gate common stock at an exercise price per share of $1.54. Investors who participated in the first tranche are irrevocably committed to the second tranche, for an additional 3,000,000 shares at $1.00 per share and additional warrants to purchase 1,500,000 shares of common stock at a price of $1.54 per share, provided that DOBI Medical achieves the following milestones:
(i) the initiation of DOBI Medical's final module of its application to the U.S. Food and Drug Administration for approval to market its ComfortScan(TM) diagnostic imaging system in the United States, and the completion of at least 20 patient clinical test scans; (ii) the shipment of at least 10 revenue-producing and production-level ComfortScan(TM) systems; and (iii) Lions Gate's net loss (determined in accordance with generally accepted accounting principles) being not more than 10% greater than ($1,900,000) and ($1,200,000) for the first two fiscal quarters beginning after the closing of the merger.

         DOBI Medical is a development-stage medical device company based in Mahwah, New Jersey, engaged in the development of a dynamic optical imaging system for the detection of breast cancer. Lions Gate intends to focus its future efforts on the development of DOBI Medical's business and has relocated its executive offices to those of DOBI Medical at 1200 MacArthur Boulevard, Mahwah, New Jersey 07430, telephone number (201) 760-6464.

         As of December 9, 2003, after the merger and the closing of the initial tranche of the private placement, Lions Gate had 37,537,712 shares of common stock outstanding (which are entitled to one vote each in the election of directors), warrants to purchase 16,093,321 shares of common stock, and options to purchase 1,472,251 shares of common stock. The common stock is the only class of securities of Lions Gate entitled to vote. Stockholders of Lions Gate will have the opportunity to vote with respect to the election of directors at the next annul meeting of Lions Gate's stockholders.

         Please read this Information Statement carefully. It contains biographical and other information concerning the directors and executive officers that were and will be appointed as a result of the merger. Additional information about the merger and related transactions will be provided in a Current Report on Form 8-K to be filed with the SEC. All of Lions Gate's filings, including exhibits to those filings, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or obtained on the SEC's website at www.sec.gov.

                         CHANGE IN CONTROL OF LIONS GATE

         Prior to the merger, Lions Gate (i) redeemed and cancelled 1,738,462 shares of its outstanding common stock from a director and three other persons for a cash payment of $250,000, and (ii) released to its other director its oil and gas licenses and certain related receivables due from such other director (valued on its books at $10,109) in exchange for 400,000 shares of its common stock held by that director, thereby reducing the total number of shares of common stock outstanding from 10,600,000 to 8,461,538 shares. See "Certain Relationships and Related Transactions." Effective immediately prior to the merger, DOBI Medical engaged in a 1.53846:1 reverse stock split of its outstanding common stock, and made appropriate adjustments to its outstanding warrants, stock options, convertible debt and equity securities. Some of such adjustments were effected with the consent of a majority of the holders of such securities in accordance with applicable law and the terms of those securities.

         Pursuant to the Merger Agreement, at the closing of the merger, Lions Gate issued 23,576,174 shares of its common stock to the holders of the common stock, Class A preferred stock, Series 1 Notes and Series 2 Notes of DOBI Medical, representing 62.8% of the issued and outstanding Lions Gate common stock following the merger, in exchange for all such securities (other than $270,000 of principal amount plus applicable accrued interest on the Series 1 Notes); in addition, Lions Gate issued warrants to purchase 2,750,000 shares of its common stock to investors in the private placement and warrants to purchase 9,573,321 shares of its common stock to the holders of warrants to purchase an aggregate of 9,573,321 shares of DOBI common stock. The warrants issued by Lions Gate all carry an exercise price of $1.54 per share of common stock, and remain in force for a term of 3 years from the date of the closing of the merger. These warrants have the same terms as the warrants issued to investors in the Lions Gate private placement. Former holders of DOBI common stock have the right under Delaware General Corporation Law Section 262 to appraisal of the fair value of their DOBI common stock, provided that they take certain timely steps to perfect their appraisal rights. In addition, Lions Gate assumed the DOBI Medical 2000 Stock Incentive Plan and reserved 5,630,000 shares of Lions Gate common stock for issuance upon exercise of options issued or issuable under that plan. At the time of the merger, DOBI Medical had outstanding options to purchase 2,265,000 shares of common stock that were converted in the merger into options to purchase 1,472,251 shares of Lions Gate common stock. After the merger and the initial tranche of the private placement, Lions Gate has 37,537,712 shares of its common stock outstanding, and 16,093,321 shares reserved for issuance under outstanding warrants, options, and the Stock Incentive Plan. At the closing of the merger, DOBI Acquisition Corp. merged with DOBI Medical, upon which DOBI Acquisition Corp. ceased to exist and DOBI Medical, as the surviving corporation, became a wholly-owned subsidiary of Lions Gate.

         Following the closing of the merger, a majority of the stockholders of the Company gave their written consents to amendments to its certificate of incorporation to change its corporate name from Lions Gate Investment Limited to DOBI Medical International, Inc. This Information Statement is not, and should not be construed as, a solicitation of a proxy for a meeting of stockholders. Any solicitation for a proxy for a meeting of stockholders will be made in accordance with the Securities Exchange Act of 1934 and the rules under that act.

         Under applicable law, Lions Gate did not need the approval of its stockholders to consummate the merger, as the constituent corporations in the merger were DOBI Acquisition Corp. and DOBI Medical, each of which are Delaware corporations. Lions Gate was not a constituent corporation in the merger.

         Under the terms of the Merger Agreement, the Board of Directors of Lions Gate is to be expanded from two directors to a total of six, all of whom were directors of DOBI Medical prior to the merger. At the closing of the merger, the Board Of Directors was increased from two to four directors, and Phillip C. Thomas and David H. Clarke were appointed to serve in the vacancies created by the increase until the next annual meeting of stockholders. After the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Lions Gate stockholders, the number of members comprising the board of directors will be increased to six, and Brad Baker, William Li, M.D., Phillip C. Thomas and Webb W. Turner will be appointed to serve as directors of Lions Gate until the next annual meeting of stockholders. In connection with the appointment of these six directors, Keith Ebert and N. Desmond Smith, the sole members of the board of directors of Lions Gate prior to the merger, will resign as directors of Lions Gate.

         The merger is being accounted for as a reverse merger, since the stockholders of DOBI Medical will own a majority of the issued and outstanding shares of common stock of Lions Gate immediately following the merger. Except as described in this Information Statement, no arrangements or understandings exist among present or former controlling stockholders with respect to the election of the Board Of Directors of Lions Gate, and to the knowledge of Lions Gate, no other arrangements exist that might result in a change of control of Lions Gate. Further, as a result of the issuance of the 23,576,174 shares of Lions Gate common stock to the former holders of securities of DOBI Medical, the sale of 5,500,000 shares of Lions Gate common stock in the initial tranche of the private placement and the change in majority of the directors of Lions Gate, which will become effective after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Lions Gate stockholders, a change in the majority of the Board of Directors of Lions Gate will occur on or about December 21, 2003, i.e., approximately 12 days after the closing of the merger. See "Security Ownership of Certain Beneficial Owners and Management" below.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information regarding the number of shares of common stock of Lions Gate beneficially owned on December 10, 2003 (i.e., after the closing of the merger and the initial tranche of the private placement) by:

         o each person who is known by Lions Gate to beneficially own 5% or more of the common stock of Lions Gate;

         o each of the present and proposed directors and executive officers of Lions Gate; and

         o all of Lions Gate's present and proposed directors and executive officers as a group.

Except as otherwise set forth below, the address of each of the persons listed below as a 5% stockholder of Lions Gate is c/o DOBI Medical Systems, Inc., 1200 MacArthur Boulevard, Mahwah, N.J. 07430

                                                                           PERCENTAGE OF SHARES
                                              NUMBER OF SHARES                 BENEFICIALLY
                                             BENEFICIALLY OWNED                  OWNED (1)
                                            ----------------------        ------------------------
Lake Worth Ventures, Inc.
c/o Mr. David H. Clarke
Phillips Point - West Tower
777 South Flagler Drive - Suite 1100
West Palm Beach, Fla. 33401                            11,788,493   (2)                     30.0%
David H. Clarke                                        11,934,556   (2)                     30.3%
Brad Baker,                                                13,000                               *

William Li, M.D.                                            6,500                               *
Robert M. Machinist                                       210,033                               *
Phillip C. Thomas                                       3,095,628                            8.2%
Dynamics Imaging, Inc.
400 East 50th Street
New York, New York 10022                                2,600,003   (3)                      6.9%
Webb W. Turner                                          2,638,878   (3)                      7.0%
Michael R. Jorgensen                                      250,000                               *
Denis A. O'Connor                                               0                               *
Keith A. Ebert                                                  0                               *
N. Desmond Smith                                                0                               *
All present and proposed directors and
executive officers as a group (9 persons)              18,140,594                           45.6%
                                            ======================        ========================

------------------------------
* Less than 1% of outstanding shares.

(1) Based upon 37,537,712 shares of common stock outstanding on December 10, 2003, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, this includes shares owned by a spouse, minor children and any entities owned or controlled by the named person. It also includes shares that any named person has the right or option to acquire within 60 days of the date of this Information Statement. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2) Includes 9,999,712 shares of common stock and warrants to purchase 1,789,346 shares of common stock owned by Lake Worth Ventures, Inc. ("LWVI"), and 64,436 shares of common stock and warrants to purchase 45,000 shares of common stock owned by affiliates of LWVI, which are controlled by David H. Clarke.

(3) Includes 2,597,403 shares of common stock owned by Dynamics Imaging, Inc. Mr. Turner is the Chairman of the Board of Dynamics Imaging, Inc.


                        DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth information about the persons who are currently the directors and executive officers of Lions Gate and who are expected to become the directors and executive officers of Lions Gate on the eleventh day after mailing of this Information Statement to the stockholders of the Company.

NAME                                AGE     POSITION
--------------------------------------------------------------------------------------------------------------------
Phillip C. Thomas                   55       Co-Founder of DOBI Medical, Chief Executive Officer and Director of
                                             DOBI Medical and the Company

Michael R. Jorgensen                51       Executive Vice President and Chief Financial Officer of DOBI Medical
                                             and the Company

Denis A. O'Connor                   49       Senior Vice President, Sales and Marketing, DOBI Medical

David H. Clarke                     63       Co-Founder of DOBI Medical, Director of DOBI Medical and the Company

Brad Baker                          43       Director of DOBI Medical, expected to become a director of the
                                             Company

William Li, M.D.                    40       Director of DOBI Medical, expected to become a director of the Company

Robert M. Machinist                 50       Director of DOBI Medical, is expected to become a director of the
                                             Company and Chairman

Webb W. Turner                      66       Director of DOBI Medical, is expected to become a director of the
                                             Company

Keith A. Ebert                               Presently a director and formerly Chief Financial Officer, Treasurer and Secretary of the Company, expected to resign as a director in approximately 10 days

N. Desmond Smith                             Presently a director and formerly the president and of the Company, expected to resign in approximately 10 days

         PHILLIP C. THOMAS is a Co-Founder, Chief Executive Officer and a director of DOBI Medical and became a director and the Chief Executive Officer of the Company at the effective time of the merger. Mr. Thomas has been the Chief Executive Officer and a director of DOBI Medical since December 1999, and for more than one year prior thereto, he was the chief executive officer of Dynamics Imaging, Inc., a Delaware corporation from which DOBI Medical acquired the DOBI technology and its other non-financial assets. Over the past 25 years, Mr. Thomas has served in a number of public and private high technology senior executive positions. From September 1992 to January 1997, Mr. Thomas was the chief executive officer for Medication Delivery Devices, Inc. ("MDD"), a medical device start-up. MDD was sold to Baxter Healthcare in 1997, four years after inception. Mr. Thomas received his B.A. degree from Brigham Young University and has completed executive development courses at Harvard Business School and Stanford Business School.

         MICHAEL R. JORGENSEN became Executive Vice President and Chief Financial Officer of DOBI Medical Systems, Inc., in February 2003, and Executive Vice President and Chief Financial Officer of the Company at the effective time of the merger. In February 1997, he joined AXS-One, Inc., a multinational financial software company, as Executive Vice President and Chief Financial Officer, Treasurer and Secretary and became its Executive Vice President, North America. in March, 2001 and Executive Vice President, Chief Administrative Officer in June, 2001 until February 2003.

         DENIS A. O'CONNOR will join DOBI Medical as Senior Vice President, Sales and Marketing following the completion of the merger. From July 2000 through May 2003, Mr. O'Connor served as Chief Executive Officer and Chairman of Advanced Imaging Technologies, Inc., a medical imaging company. That company sold substantially all its assets in May 2003, following commencement of a bankruptcy proceeding with respect to Advanced Imaging Technologies in March 2003. From March 1997 to June 2000, Mr. O'Connor was President and chief executive officer of Life Imaging Systems, Inc. Mr. O'Connor received a B.S. degree in computer science and business administration from the City University of New York and an M.B.A. in marketing from New York University's Stern School of Business.

         DAVID H. CLARKE is a Co-Founder and director since 1999 of DOBI Medical and became a director of the Company at the effective time of the merger. Mr. Clarke is the controlling stockholder of Lake Worth Ventures, Inc., which was the largest stockholder of DOBI Medical and, as a result of the merger, is the largest stockholder of the Company. Since 1995, Mr. Clarke has been the Chairman and CEO of Jacuzzi Brands, Inc. (formerly U.S. Industries, Inc.), a New York Stock Exchange-listed company Prior to joining Jacuzzi Brands, Mr. Clarke was Deputy Chairman and Chief Executive Officer of Hanson Industries, Inc., as well as Vice Chairman of Hanson plc. Mr. Clarke also serves on the Board of Fiduciary Trust Company International and serves as an Advisory Director for Sterling Financial Group of Companies, Inc., an investment banking firm which served as the placement agent in the private placement which the Company completed in connection with the merger and served DOBI Medical as placement agent in four previous private placements.

         BRAD BAKER joined DOBI Medical's Board of Directors in October 2003 and is expected to become a director of the Company approximately 10 days hereafter. From April 2000 until February 2002, Mr. Baker served as head of the online division of Sterling Financial Investment Group, an investment banking firm which served as the placement agent in the private placement which the Company completed in connection with the merger. From September 1, 1989 to January 1, 1990, Mr. Baker served as Corporate Secretary and one of four members of the Executive Board of the Resolution Trust Corporation, a federal agency formed to restructure and reorganize the thrift industry. At various times since 1989, Mr. Baker has served as the Acting Executive Secretary of the United States Treasury Department. As noted in "Certain Relationships and Related Transactions," Mr. Baker is a designee to the Board of Directors by Sterling Financial Investment Group pursuant to an agreement between DOBI Medical and Sterling Financial.

         WILLIAM LI, M.D. joined DOBI Medical's Board of Directors in October 2003 and is expected to become a director of the Company approximately 10 days hereafter. Dr. Li is also a member of the Scientific Advisory Board. Dr. Li is a co-founder of the Angiogenesis Foundation in Cambridge, Massachusetts, of which he has been the president since April 1990 and Medical Director since December 1994. Dr. Li has extensive expertise in tumor angiogenesis, in vivo angiogenesis models, angiogenesis therapeutic development and clinical trial analysis. He trained with Dr. Judah Folkman, who pioneered the field of angiogenesis research. Dr. Li works in association with the National Institutes of Health, the Veteran's Administration and other major governmental and academic institutions on angiogenesis-related programs. Dr. Li received an M.D. from University of Pittsburgh School of Medicine. He completed his clinical training in internal medicine at the Massachusetts General Hospital in Boston. Dr. Li also serves on the faculties of Harvard Medical School, Tufts University School of Veterinary Medicine and the teaching staff at Dartmouth Medical School.

         ROBERT M. MACHINIST became a director of DOBI Medical in October 2003 and is expected to become a director of the Company approximately 10 days following the merger. Mr. Machinist has served as a managing partner of M Capital, LLC, a private equity investment firm based in Rye, New York, since January 2002. From November 1998 until December 2001, Mr. Machinist served as Managing Director and Head of Investment Banking for the Bank of New York and its Capital Markets division. Mr. Machinist received a B.A. degree from Vassar College and did graduate work at the Weizmann Institute in Rehovot, Israel. He is the Chairman of the American Committee for the Weizmann Institute of Science and a member of its International Board of Governors.

         WEBB W. TURNER has been a director of DOBI Medical since June 2000 and is expected to become a director of the Company approximately 10 days after the merger. Mr. Turner is the Chairman of the Board of Dynamics Imaging, Inc. Since July 2003, Mr. Turner has been a Senior Area Manager for International Profit Associates, a Chicago-based management consulting firm. From September 1998 to May 2001, Mr. Turner was a consultant with Spencer Trask & Company, an investment banking firm. Mr. Turner has over 20 years' experience with investment banking and advisory firms, and 10 years' experience as the chief executive officer of a furniture manufacturing company. Mr. Turner holds an A.B. degree in economics from Duke University.

         N. DESMOND SMITH is a director and former President and Chief Executive Officer of the Company. Mr. Smith is a professional geologist, B.Sc. (Honors) Geology, University of British Columbia, 1975. Mr. Smith has 26 years of experience in oil and gas exploration development including positions as geologist with Hudson Bay Oil and Gas Company Limited and Canada City Services Ltd. Mr. Smith was also a senior geologist with Harbour Petroleum Company Limited. Mr. Smith was the chief operating officer of Commonwealth Oil & Gas Company Limited from 1995 to 2000 during which time he co-negotiated the first onshore exploration, development and production sharing agreement in the Republic of Azerbaijan. From 2000 to the present, Mr. Smith has worked with Texas T Resources Inc. and Nostra Terra (Overseas) Ltd. in the positions of director/president and manager, respectively. Mr. Smith's chief responsibilities with these companies has been to coordinate the exploration, development and production of hydrocarbons by consulting geologists and geophysicists. Mr. Smith has agreed to resign as a director in connection with the appointment of the four directors to Lions Gate's board of directors.

         KEITH A. EBERT, is a director and former Chief Financial Officer, Secretary and Treasurer of the Company. Mr. Ebert is a qualified Mechanical Engineer BA Sc., MECH (UBC) (1987). For the period from May 1997 to the present, Mr. Ebert has been self-employed managing his investment portfolio. In addition to being a qualified mechanical engineer, Mr. Ebert has passed the Canadian Investment Dealers Association's branch manager's exam and partners, directors and officers' exam. Mr. Ebert has agreed to resign as a director in connection with the appointment of the four directors to Lions Gate's board of directors.

         During Lions Gate's fiscal year ended July 31, 2003, Lion Gate's Board of Directors met or acted by unanimous written consent on four occasions and both directors participated.

         In connection with the engagement of Sterling Financial as placement agent in two private placements of securities in 2000 and 2001, DOBI Medical agreed to nominate one person designated by Sterling Financial to the Board of Directors of DOBI Medical so long as stockholders introduced to DOBI Medical by Sterling Financial own at least 10% of all outstanding equity securities of the DOBI Medical. That agreement now applies to the

Company under the terms of the Merger Agreement. Brad Baker is the current designee of Sterling Financial.

BOARD COMPOSITION AND COMMITTEES

         Effective upon the closing of the merger, the Company entered into a financial advisory services agreement with Verus Support Services Inc., pursuant to which, among other things, Verus Support Services Inc. has the right to designate 2 nominees to the Board of Directors of Lions Gate in the period commencing on the effective date of the merger and continuing so long as Verus and the investors in the private placement beneficially own at least 10% of the Company's common stock, but not beyond December 8, 2006. As of the date hereof, Verus has not designated any nominees.

         Pursuant to an advisory services agreement between DOBI Medical and Sterling Financial Investment Group, Inc., DOBI Medical agreed to nominate one designee of Sterling Financial to the DOBI Medical Board of Directors so long more than 10% of DOBI Medical's equity securities are held by persons introduced to DOBI Medical by Sterling Financial. That obligation now applies to the Company. Mr. Brad Baker is the designee of Sterling Financial on the Board of Directors of the Company.

         All directors of the Company hold office until the next annual meeting of stockholders, which is expected to occur in the second quarter of 2004.

         The Company has not previously had an audit committee or a compensation committee. The Board of Directors expects to designate an audit committee and a compensation committee in the near future, in compliance with the corporate governance requirements of Nasdaq or the American Stock Exchange, on which the Company's common stock may become listed, of which there can be no assurance.

                  Audit Committee. Lions Gate expects to establish an Audit Committee of the Board of Directors, which is initially expected to consist of Brad Baker and Robert M. Machinist, each of whom is an independent director. The Audit Committee's duties will include recommending to the Board of Directors the engagement of independent auditors to audit the financial statements of Lions Gate and reviewing the accounting and auditing principles of Lions Gate. The Audit Committee is expected to be responsible for reviewing the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The Audit Committee is expected to be composed of directors who are, in the opinion of the Board of Directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

                  Compensation Committee. Lions Gate expects to establish a Compensation Committee of the Board of Directors, which is expected initially to consist of David H. Clarke and William Li, M.D. The Compensation Committee is expected to be responsible for reviewing and approving the salary and benefits policies of Lions Gate, including compensation of executive officers. The Compensation Committee is also expected to administer the 2000 Stock Incentive Plan of DOBI Medical, as adopted and assumed by Lions Gate, and to recommend and approve grants of stock options under that plan.

         The Board of Directors does not intend to establish a Nominating Committee, and such functions are to be performed by the full Board of Directors.

DIRECTOR COMPENSATION

         Directors are expected to timely and fully participate in all regular and special Board meetings, and all meetings of committees that they serve on. Commencing January 1, 2004, the Company will pay each non-employee director a retainer fee of $1,000 per quarter, plus a participation fee of $500 for each regular and/or special meeting of the Board of Directors, not to exceed $1,000 per quarter, regardless of the number of meetings. The Company will also pay a committee participation fee of up to $250 for each meeting of a committee of the Board, not to exceed $500 per quarter, regardless of the number of meetings. Fees will be accrued and paid annually, in arrears, following the end of each year's audit. The Company will also reimburse each director for reasonable accommodations, coach travel and other miscellaneous expenses relating to each director's attendance at Board meetings and committee meetings promptly upon submission of actual receipts to the Chief Financial Officer and approval by the Chairman of the Board and/or the Chief Executive Officer of Lion's Gate.

         Upon election to the Board, non-employee directors will be awarded an initial grant of non-qualified stock options to purchase 25,000 shares of common stock of the Company. Due to anticipated greater levels of oversight and work effort, the Chairman of the Board will receive an initial grant of 100,000 shares and the Chairman of the Audit Committee will receive an initial grant of 50,000 shares. Such option awards will have an exercise price equal to the fair market value of the common stock, based on the closing price at the end of trading on the date of the award, will vest on the first anniversary date of the grant if the director has continued to serve until that date, and will have an term of five years from the date of award. Thereafter, upon each subsequent annual stockholders meeting in which a director has been reelected, each non-employee director will be awarded an annual non-qualified option to purchase additional shares equaling 50% of the initial number of shares granted upon election to the Board. These options will be for common stock of the Company under the same terms as indicated above, subject to any adjustments as may be necessary. Other terms and conditions of the option grants will be on the standard terms and conditions as those option grants to employees.

         The Board shall review this director compensation plan annually and adjust it according to current market conditions and good business practices. Before December 9, 2003, directors of Lions Gate were not compensated for their services as directors.

EXECUTIVE COMPENSATION

         The following table sets forth, for the calendar years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities for Lions Gate or DOBI Medical, as applicable, by the chief executive officers and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

                                                                                                  Long-Term Awards
                                                                                 Other Annual      - common stock
                                                          Salary      Bonus       Compensation        Underlying
Name and Principal Position                   Year(1)       ($)        ($)         ($) (2)        Options (#) (3)
---------------------------                   -------       ----       ---         -------        --------------
Phillip C. Thomas Chief Executive Officer
of DOBI Medical                                 2002      180,938     67,713             -

                                                2001      203,223          -             -

                                                2000      243,664          -             -             227,500

Michael R. Jorgensen Executive Vice
President and Chief Financial Officer of
DOBI Medical (4)                                2002       37,500          -             -

                                                2001                       -             -

                                                2000                       -             -                   -

Dale A. Johnson, Vice President, Business
Development, of DOBI Medical (5)                2002      156,435          -             -              65,000

                                                2001      157,194          -             -             162,500

                                                2000            -          -             -

John D. Gardner Vice President,
Technology, of DOBI Medical (6)                 2002      116,868          -             -              97,500

                                                2001       95,608          -             -             162,500

                                                2000            -          -             -                   -
N. Desmond Smith, President and Chief
Executive Officer of the Company (7)

Keith A. Ebert, Chief Financial Officer,
Secretary and Treasurer(8)                      2003

--------------

(1) All amounts are for the 12 months ended December 31 of the year indicated. The fiscal year of Lions Gate prior to the merger was the 12-month period ended July 31 in each year.

(2) Other Compensation does not include the cost to DOBI Medical for health and welfare benefits received by the above named officers. The aggregate amounts of such personal benefits did not exceed the lesser of $50,000 of 10% of the total annual compensation of the officer.

(3) All share amounts have been adjusted to give effect to the 1.53846:1 reverse stock split of DOBI Medical effected on December 9, 2003.

(4) Mr. Jorgensen joined the Company as a consultant in November 2002, and became an employee in February 2003.

(5)  Mr. Johnson resigned from his position effective October 31, 2003.

(6) Mr. Gardner resigned from his position on April 1, 2003.

(7) Mr. Smith joined the Company in March 2001 and resigned as an officer on December 9, 2003. The amounts reported for Mr. Smith are for the 12-month periods ended December 31, 2002 and 2003.

(8) Mr. Ebert joined the Company in July 2003 and resigned as an officer on December 9, 2003.

STOCK INCENTIVE PLAN

         In connection with the merger, the Company adopted and assumed all of DOBI Medical's obligations under the 2000 Stock Incentive Plan of DOBI Medical and intends to increase the number of shares issuable under stock option grants to 5,630,000 shares. Prior to the merger, Lions Gate did not have a stock option plan, long-term incentive plan or other similar plans for officers, directors or employees.

         Under the Stock Incentive Plan, options to purchase common stock, including incentive stock options qualified for treatment under Internal Revenue Code Section 422, restricted stock awards and other equity-based compensation may be awarded to officers, employees, consultants or other agents and directors. The availability and offering of options and other awards under the Stock Incentive Plan is intended to increase our ability to attract and retain talented employees, consultants and directors and thereby enhance growth and profitability. The total number of shares of common stock covered by the Stock Incentive Plan is 5,630,000, or a total of 15% of the number of shares of common stock outstanding on December 9, 2003, following the closing of the merger and initial tranche of the private placement.

         Employees and others who participate in the Stock Incentive Plan are selected by the board of directors or a committee of independent directors appointed by the board of directors. The board of directors or the committee administers the Stock Incentive Plan. Option grants are approved by the board of directors or the committee based on their review of recommendations from the Chief Executive Officer.

         The Stock Incentive Plan contains certain provisions relating to restrictions on transfer and the vesting and exercisability of the options, among other items. Most of the options are subject to vesting over time of employment and expire up to ten years subsequent to the date of grant. As of December 8, 2003, employees, consultants and directors have been granted a total of approximately 1,472,251 options at exercise prices ranging from $1.38 to $3.46 per share of common stock.

EMPLOYMENT AGREEMENT

         At the closing of the merger, Phillip C. Thomas, DOBI Medical's Co-Founder and Chief Executive Officer, entered into an employment agreement to continue serving as Chief Executive Officer for a term of three years, with automatic one year extensions on each anniversary of the commencement date under certain conditions. Pursuant to the employment agreement, Mr. Thomas will devote all of his business time and efforts to the Company and will report directly to the Board of Directors. The employment agreement provides that as long as Mr. Thomas serves as Chief Executive Officer, the Board of Directors will nominate him for election to the Board.

         The employment agreement provides that Mr. Thomas will initially receive a fixed base salary at an annual rate of $225,000, to be adjusted to $260,000 upon the completion of a financing with gross proceeds to the Company of at least $5,000,000, and annual "cost-of-living" increases to be determined by the Compensation Committee of the Board of Directors. Mr. Thomas will also be entitled to receive an annual performance bonus in the discretion of the Board or Compensation Committee. The Company also agreed to issue Mr. Thomas stock options to purchase 75,000 shares of common stock at an exercise price of $1.00 per share. Lions Gate also paid Mr. Thomas deferred salary of approximately $27,000 at the closing of the merger.

         The employment agreement also provides for termination by the Company upon death or disability (defined as 180 days of incapacity during any 365 day period) or upon conviction of a felony crime of moral turpitude or a material breach of his obligations to the Company. In the event Mr. Thomas' contract is terminated by the Company without cause, he will be entitled to compensation for the greater of two years or the balance of the term.

         The employment agreement also contains covenants (a) restricting him from engaging in any activities competitive with our business during the term of his employment agreement and for two years thereafter, (b) prohibiting him from disclosure of confidential information regarding us, and (c) confirming that all intellectual property developed by him and relating to our business constitutes our sole and exclusive property.

         Since he first commenced service to DOBI Medical as its chief executive officer, the Board of Directors has awarded options to purchase an aggregate of 227,500 shares of common stock of the Company to Mr. Thomas under the DOBI Medical 2000 Stock Incentive Plan, at an exercise price of $2.30769 per share, as adjusted in accordance with the terms of the merger, the terms of the plan, and the determination of the Board of Directors with respect to outstanding options under the plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Lake Worth Ventures, Inc. ("LWVI"), which was the largest stockholder of DOBI Medical prior to the merger and (based on information filed with the Securities and Exchange Commission) is now the largest stockholder of the Company, from time to time since January 1, 2001, lent funds to DOBI Medical pursuant to demand notes, which bore interest at rates ranging from 1.2% to 6.0% per year. The aggregate principal amount lent was $1,443,299, none of which was repaid in cash, and all of which, including accrued interest, was exchanged for capital stock and warrants of DOBI Medical at prices equal to the offering prices in DOBI Medical's then pending private placements. No cash interest was paid on account of such loans. LWVI also lent $250,000 to DOBI Medical shortly before the merger by purchasing Series 2 Notes and Series 2 Warrants, which have been converted into common stock and warrants of Lions Gate in the merger. David
H. Clarke, a director of DOBI Medical who became a director of the Company at the effective time of the merger, is the controlling stockholder of LWVI. In connection with a conversion of $370,837 of demand notes held by LWVI in December 2002 into 370,837 shares of DOBI Medical common stock, LWVI was granted "weighted average" anti-dilution protection with respect to such common stock, and Lions Gate is obligated to provide such anti-dilution protection to the Lions Gate common stock held by LWVI for which such DOBI Medical common stock was exchanged in the merger. The anti-dilution provisions are triggered by a subsequent stock offering by Lions Gate at a lower price per share than a protected price level ($1.00 per share) and take into account both the lower price and the number of shares issued at the lower price. The anti-dilution protection with respect to LWVI expires at the earlier of 18 months after the merger or upon the closing of a $5.0 million equity financing. In connection with the merger, LWVI agreed not to publicly sell its Lions Gate common stock for a period of two years following the merger, except that LWVI will be released from the lock-up provisions and will be permitted to sell (i) 25% of its shares if Lions Gate's 2004 total revenue is at least $4.1 million, and (ii) 25% of their shares upon Lions Gate's receipt of FDA approval to market the ComfortScan system in the United States. Additionally, in the event of a secondary public offering of Lions Gate securities in which Lions Gate receives gross proceeds of at least $10.0 million, LWVI may exercise a limited waiver from its lock-up restrictions under specified circumstances. In the event of a secondary public offering of Lions Gate securities to the public pursuant to an effective registration statement, LWVI may sell a limited number of shares of its Lions Gate common stock up to a maximum of $5.0 million in such offering, conditioned on (i) the written approval of the underwriter selected by Lions Gate for any such offering, provided such approval is not unreasonably withheld,
(ii) Lions Gate's receiving gross proceeds of at least $10.0 million from any such offering and (iii) compliance with applicable securities laws.

         Mr. Thomas was indebted to DOBI Medical pursuant to a limited recourse promissory note which was paid in full in December 2002. As of January 1, 2001, the principal amount of the note was $225,000, and from inception to payment of the note in full, the note bore interest at the annual rate of 6%, payable annually in arrears. The original amount of the note, $225,000, was used by Mr. Thomas to purchase 2,925,003 shares of the common stock of DOBI Medical. In connection with the merger, Mr. Thomas agreed not to sell his shares of Lions Gate common stock received in the merger for 24 months, provided that such shares will be released from such lock-up provisions and he will be permitted to sell (i) 25% of his shares if Lions Gate's 2004 total revenue is at least $4.1 million, and (ii) 25% of his shares upon Lions Gate's receipt of FDA approval to market the ComfortScan system in the United States.

         In connection with the merger, Mr. Jorgensen, the Chief Financial Officer of the Company, agreed not to sell 50,000 of his shares of Lions Gate common stock received in the merger for 24 months, provided, however, that such shares will be released from such lock-up provisions, and he will be permitted to sell (i) 25% of his shares if Lions Gate's 2004 total revenue is at least $4.1 million, and (ii) 25% of his shares upon Lions Gate's receipt of FDA approval to market the ComfortScan system in the United States.

         From August 2000 to October 2003, Alexis C. Korybut, the President of Sterling Financial, was a director of DOBI Medical. Sterling Financial has served as placement agent and provided investment banking and financial advisory services to DOBI Medical from time to time over the past four years on a cash and equity fee basis. Cash fees paid to Sterling Financial amounted to $1,420,855, and Sterling Financial and/or its designees (including a former director of DOBI Medical, Mr. Alexis Korybut) have received warrants to purchase DOBI Medical securities which have been exchanged in the merger for warrants to purchase an aggregate of 2,062,494 shares of Lions Gate common stock. Certain officers and directors of Sterling Financial own shares of the Company's common stock and/or warrants to purchase Lions Gate's common stock, aggregating less than 5% of its outstanding shares. Sterling Financial also served as placement agent for the Company in connection with the private placement of common stock and warrants of the Company that closed at the same time as the merger. Sterling Financial received cash fees and expense reimbursements or allowances of $155,000, and Sterling Financial and its designees received warrants to purchase an aggregate of 340,000 shares of common stock of the Company, at an exercise price of $1.54 per share, for a term of three years.

         In connection with the engagement of Sterling Financial as placement agent in two private placements of securities in 2000 and 2001, DOBI Medical agreed to nominate one person designated by Sterling Financial to the Board of Directors of DOBI Medical so long as stockholders introduced to DOBI Medical by Sterling Financial own at least 10% of all outstanding equity securities of the DOBI Medical. That agreement now applies to the Company under the terms of the Merger Agreement. Brad Baker is the current designee of Sterling Financial.

         Brad Baker, a director of DOBI Medical who will become a director of the Company, was designated for nomination to the Board pursuant to the above-described agreement with Sterling Financial. From April 2000 to February 2002, Mr. Baker served as an officer of Sterling Financial, which was the placement agent in the Company's recently concluded private placement of common stock and warrants. Sterling Financial was a financial advisor to DOBI Medical and acted as a placement agent in connection with four offerings of the securities of DOBI Medical in the period from April 2000 through October 2003.

         At the closing of the merger, the Company entered into an investor relations/public relations services agreement with Strategic Advisors, Inc., a Washington corporation, pursuant to which the Company (i) issued an option to Strategic Initiatives, Inc., to purchase up to 250,000 shares of the Company's common stock at a price of $1.54, for a term of 3 years, and (ii) advanced an aggregate of $750,000 to Strategic Initiatives, Inc., to cover costs and expenditures which Strategic Initiatives, Inc., anticipates it will incur during the one-year term of the agreement. Mr. Ebert is a principal of Strategic Advisors.

         Immediately prior to the closing of the merger and the private placement, the Company purchased all 1,000,000 shares of common stock of the Company held by Mr. Ebert, a director and formerly the Chief Financial Officer, Treasurer and Secretary of the Company, for $143,805.27. At the same time, the Company also purchased 738,462 shares of the Company's common stock owned by Graham Crabtree, Beverly Strench and Renata Kubicek for an aggregate consideration of $106,194.73. All shares were then cancelled at the closing of the merger. Funds to effect such redemptions were provided by a capital contribution from Verus Support Services Inc. At the same time, N. Desmond Smith also agreed to the cancellation of 400,000 shares of the Company's common stock owned by him in consideration for the release of an assignment of a number of oil and gas leases by Mr. Smith to the Company, and the termination of receivables due from Mr. Smith to the Company in the amount of $10,109.

         Dynamics Imaging, Inc., a holder of more than 5% of the Lions Gate common stock following the merger, agreed not to sell its Lions Gate common stock for up to 2 years following the merger, provided that Dynamics Imaging, Inc., will be permitted to sell its shares of Lions Gate common stock at a rate of 1% per month of the total number of shares of Lions Gate common stock issued in the merger, subject to applicable securities laws, from six months until 12 months after the merger; thereafter, the applicable percentage increases to 1.3% of those shares per month until 24 months after the merger. Mr. Turner, a director of Lions Gate, is the Chairman of the Board and Chief Executive Officer, of Dynamics Imaging.

                   COMPLIANCE WITH EXCHANGE ACT SECTION 16(A),
                          BENEFICIAL OWNERSHIP REPORTS

         Pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, the directors, executive officers and beneficial owners of more than 10% of the outstanding common stock of the Company are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the Company's common stock. Based solely on a review of such reports provided to us, the Company is not aware of any failures of such persons to file such reports or report such transactions in a timely manner during the fiscal year ended July 31, 2003.